

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 16, 2007

Charles W. Fritz
Interim Chief Executive Officer and Chairman
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Meyers, Florida 33901

Re: NeoMedia Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 29, 2007
File No. 333-137227

Dear Mr. Fritz:

We have reviewed your amended registration statement and have the following comments.

Form S-3/A

General

1.   Please update your financial statements pursuant to Item 3-12 of Regulation S-X. Please also be sure to update other applicable disclosure, such as whether you had sufficient resources to pay the approximately $2 million of remaining obligations to the silent partners of 12Snap that were due by January 31, 2007. If you had the resources to pay the obligations, please disclose how you obtained these resources.

2.   Please refer to prior comment 1 from our letter dated December 19, 2006. As noted in our prior comment, this offering appears to be a direct primary offering being undertaken on your behalf by the selling stockholders. Accordingly, such an offering must meet the requirements of Rule 415(a)(1)(x) under the Securities Act and the selling stockholders should be named as underwriters and all the required disclosure on the underwriters to this offering should be added to the prospectus. In this regard, we note from your response that you believe that an issuer is eligible to conduct an at the market offering without naming an underwriter. Please note that it is not a requirement to name an underwriter in a delayed or continuous offering unless or until you have a participant which meets

the definition of an underwriter, as defined in Section 2(a)(11) of the Securities Act. Once such a participant has been identified, you are required to revise the prospectus to provide all required disclosure on such underwriters and the underwriting arrangements.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your period report within 10 days of the date of this letter or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3611.

Sincerely,

Anne Nguyen Parker
Branch Chief – Legal

cc: Via Facsimile (305) 358-7095
        Clayton E. Parker, Esq.
        Ronnie Haligman, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Phone: (305) 539-3306